Exhibit 99.1

FOR IMMEDIATE RELEASE

Above Food Ingredients Inc. provides Update on subsidiary Purely Canada Foods Corp.

Regina, Saskatchewan – March 2, 2025 – Above Food Ingredients Inc. (NASDAQ: AFII) ("AFII" or the "Company"), a differentiated, regenerative ingredient company, announces that the Royal Bank of Canada (“RBC”) submitted an application for receivership for Purely Canada Food Corp. ("PCFC"), a subsidiary of Above Food Ingredients Inc. and four affiliated guarantor subsidiaries. PCFC has been operating in a limited capacity over the past six months as the entity has been working with the Canadian Grain Commission to meet relicensing requirements. PCFC and RBC agreed on a two-week period to negotiate the terms of a forbearance agreement, and management expects to reach a resolution with RBC within the two-week period.

Above Food Ingredients Inc. is a differentiated, regenerative ingredient company that celebrates delicious products made with real, nutritious, and flavorful ingredients delivered with transparency. AFII' vision is to create a healthier world—one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, AFII delivers nutritious foods to businesses and consumers with traceability and sustainability.

For media inquiries, contact media@abovefood.com. Investors can reach the company at investors@abovefood.com.

This press release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on current expectations, estimates, and assumptions and involve risks and uncertainties that could cause actual results to differ materially. Forward-looking statements include, but are not limited to, expectations regarding the anticipated resolutions with RBC. There are no guarantees that a negotiated forbearance agreement will be reached. Readers are cautioned not to place undue reliance on these forward-looking statements.

For a complete discussion of risks and uncertainties, investors should review the documents filed with the Securities and Exchange Commission (SEC), available at www.sec.gov or on AFII’s investor relations website. The Company expressly disclaims any obligation to update or revise forward-looking statements, except as required by law.